Via Facsimile and U.S. Mail
Mail Stop 6010


February 2, 2006


Mr. Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue
Suite 105
Orlando, FL 32801

      Re:	Paincare Holdings, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
	            Filed March 16, 2005
	File No.  001-14160

Dear Mr. Szporka:

      We have reviewed your January 17, 2006 response to our December
14, 2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

General

1. We have noted your response to our comments 5, 7-9 and 11. We will evaluate those issues after receiving the additional information you have undertaken to provide us upon completion of the work by the valuation specialist.





Managements Discussion and Analysis of Financial Condition and
Results of Operations
Significant Accounting Policies and Estimates, page 29

2. Refer to your response to our comment 3. Please provide us, in disclosure type format, the payor mix and aging table for the period ended December 31, 2004. Tell us why it is appropriate to use the same percentage estimate with regards to your allowance for doubtful accounts for different aging categories. It would appear that the longer the receivable is outstanding, the less likely it would be to collect the receivable.

Convertible Debt, page 32
3. Refer to your response to our comment 6. If a convertible instrument requires you (the issuer) to maintain an effective registration statement, this would be outside the control of the issuer and would result in liability classification under EITF 00-19.

*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant

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Mark Szporka
Paincare Holdings, Inc.
February 2, 2006
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